# SEC Schedule 13D/A (Amendment No. 19) — Beneficial ownership report by holders of more than 5% of a class

Issuer: loanDepot, Inc., CIK 0001831631
CUSIP: 53946R106
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 6561 Irvine Center Drive, Irvine, California (CA), 92618
Date of event which requires filing of this statement: 09/05/2025
Amends the filing with accession number 0001831631-21-000154
Filed by CIK 0001655400
Persons authorized to receive notices and communications: Covington & Burling LLP, One CityCenter, 850 Tenth Street, NW, Washington, District Of Columbia (DC), 20001, 202-662-6000

## Reporting persons
- Hsieh Anthony Li (CIK 0001655400): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 2,793,677; shared voting power 113,295,085; sole dispositive power 2,793,677; shared dispositive power 113,295,085; aggregate amount beneficially owned 116,088,762 (49.63% of the class)
  Comment: Box 13 - (1) Calculated in accordance with the SEC's rules for calculating "beneficial ownership," which requires the Reporting Person to assume conversion of all of such person's Class C Common Stock but conversion of no other Class C Common Stock.
  (2) Based on 112,351,102 shares of the Issuer's Class A Common Stock outstanding on August 6, 2025 as reported by the Issuer on a Form 10-Q filed with the SEC on August 8, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: loanDepot, Inc.
Address of issuer's principal executive offices: 6561 Irvine Center Drive, Irvine, California (CA), 92618
Comment: This Amendment No. 19 ("Amendment No. 19") to Schedule 13D (this "Schedule 13D") is filed by Anthony Hsieh (the "Reporting Person") and relates to the beneficial ownership of certain shares of Class A Common Stock, par value $0.001 per share (the "Class A Common Stock"), of loanDepot, Inc., a Delaware corporation ("loanDepot" or the "Issuer"). Amendment No. 19 amends the initial statement on Schedule 13D filed by the Reporting Person on November 16, 2021, as amended on April 26, 2022, May 6, 2022, January 10, 2023, February 7, 2023, April 6, 2023, May 28, 2024, August 20, 2024, September 3, 2024, September 10, 2024, September 16, 2024, November 5, 2024, November 25, 2024, December 5, 2024, March 7, 2025, July 23, 2025, August 26, 2025 and September 3, 2025 (as amended prior to the date hereof, the "Original Filing," and as amended by this Amendment No. 19, the "Statement"). Except as specifically provided herein, this Amendment No. 19 does not modify any of the information previously reported in the Original Filing. Capitalized terms used but not defined have the meaning given them in the Original Filing.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information relating to the beneficial ownership of the Class A Common Stock by the Reporting Person set forth in Rows 7 through 13 of the cover page hereto and the related footnotes are incorporated by reference herein and is as of the date hereof. Such information assumes there are 112,351,102 shares of the Issuer's Class A Common Stock outstanding on August 6, 2025 as reported by the Issuer on a Form 10-Q filed with the SEC on August 8, 2025. The Reporting Person also owns 73,819 unvested restricted stock units ("RSUs") and 1,500,000 unvested performance stock units ("PSUs") of the Issuer. By virtue of the relationship among the Reporting Person and the Class C Stockholders (as defined in the Original Filing), the Reporting Person may be deemed to share the power to vote or direct the vote and to share the power to dispose of or direct the disposition of the shares of Class A Common Stock as set forth in rows 7 through 13 of the cover pages of this Statement. The filing of this Statement shall not be construed as an admission that such individual is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement. Certain of the shares obtainable upon exchange of Class C Common Stock are required to be delivered to third parties and would not be retained by the Reporting Person upon exchange.
Number of shares as to which each person has sole or shared power to vote or dispose: Please see Item 5(a) above.
Transactions in the class effected during the past sixty days:
The Reporting Person, through the JLSSAA Trust, has sold certain shares of Class A Common Stock as shown in the table below. The amounts reported are weighted average prices. The Reporting Person undertakes to provide the Issuer, any security holder of the issuer, or the staff of the Securities and Exchange Commission, upon request, specific trade amounts and pricing at which the respective transactions were effected.

Date Number of Shares Weighted Average Price
9/4/2025 1,110,454 $2.1746 (1)
9/5/2025 3,046,005 $2.6440 (2)
9/9/2025 2,043,712 $3.2541 (3)

1. The shares were sold in multiple transactions at prices ranging from $2.01 to $2.28.
2. The shares were sold in multiple transactions at prices ranging from $2.29 to $2.90.
3. The shares were sold in multiple transactions at prices ranging from $3.01 to $3.51.

## Signatures
- Hsieh Anthony Li: /s/ Anthony Li Hsieh, Anthony Li Hsieh (09/09/2025)